

Mail Stop 6010

October 30, 2007

<u>VIA U.S. MAIL and FACSIMILE</u>

Paul J. Reilly
Arrow Electronics, Inc.
Chief Financial Officer
50 Marcus Drive
Melville, NY 11747

      RE: Arrow Electronics, Inc.
             Form 10-K for the fiscal year ended December 31, 2006
             Filed February 23, 2007
             Form 8-K dated February 22, 2007
             File No. 001-04482

Dear Mr. Reilly:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 2. Acquisitions, page 47

1.   We see that you acquired Alternative Technology, Inc. during fiscal year 2006
        and that the allocation of net consideration paid to the fair value of the assets
        acquired and liabilities assumed is preliminary and that no amounts are currently
        assigned to intangible assets. We also see that during the fourth quarter of 2006,
        you completed the purchase price allocation for the December 2005 purchase pf
        DNSint.com AG, resulting in $17 million of intangible assets. In addition, we
        noted that on March 31, 2007, you acquired substantially all of the assets and
        operations of Agilysys, Inc.'s KeyLink Systems Group business, resulting in $451
        million of goodwill, which is preliminary, and no amounts have yet been allocated
        to intangible assets. Your disclosures suggest that you do not make a best
        estimate of the amounts to be allocated identifiable intangible assets at the
        acquisition date. Please further explain to us:

        •   How you perform the initial allocation of purchase price, including how
                you identify and record intangible assets;

        •   If you do not provide for identifiable intangible assets based on
                management's best estimate at the acquisition date, why you believe that
                practice is appropriate; and,

        •   How you are applying the concept of the allocation period under SFAS
                141 specifically as it relates to the accounting for acquired identifiable
                intangible assets, including why you believe that application is
                appropriate.

Note 9. Restructuring, Integration, and Other Charges (Credits), page 57

Restructurings, page 58

2.   We see that you have recorded restructuring charges related to "initiatives by the
        company to improve operating efficiencies" that have been undertaken during
        2003, 2004, 2005 and 2006. Please tell us and revise future filings to specifically
        describe the nature and components of the underlying exit activities for the
        amounts presented as restructuring charges for each period. In addition, for asset
        impairments, please also revise future filings to include the disclosure
        requirements of paragraph 26 of SFAS 144, including a description of the

impaired long-lived asset, the facts and circumstances leading to the impairment and the method or methods of determining fair value of the asset.

<u>Note 16. Segment and Geographic Information, page 71</u>

3.   Please note that under paragraph 38(b) of SFAS 131, you should only present <u>long-lived assets</u> (1) located in the enterprise's country of domicile and (2) located in all foreign countries in total in which the enterprise holds assets. Note that the long-lived assets should exclude intangible assets. Please revise in future filings.

<u>Item 9A. Controls and Procedures, page 75</u>

4.   We note your disclosure that management has concluded that disclosure controls and procedures are effective "in ensuring that material information relating to the company, including its consolidated subsidiaries, is made known to them by others within those entities as appropriate to allow timely decisions regarding the required disclosure, particularly during the period in which this annual report was being prepared." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Additionally, your assessment of disclosure controls and procedures should be as of the end of the period covered by the annual report.   Please apply this guidance to future filings.

<u>Form 8-K dated February 22, 2007</u>

5.   Please note that Instruction 2 to Item 2.02 of Form 8-K indicates that the requirements of Item 10(e)(1)(i) of Regulation S-K apply to disclosures made under that item. We do not see where you have presented a reconciliation of the non-GAAP financial measure to the most comparable GAAP financial measure for the following items:

- Net income excluding the "aforementioned items" for the quarter ended December 31, 2006 of $92.2 million

- Net income excluding "items impacting comparability" for the year ended December 31, 2006 of $362 million

- Cash flow from operations excluding "items impacting comparability" for the year ended December 31, 2006 of over $1 billion.

Please ensure that future filings include complete disclosure under Item 10(e)(1)(i) of Regulation S-K for each individual non-GAAP measure presented in your earnings releases.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant